Protein Design Labs, Inc.
34801 Campus Drive
Fremont, California 94555

August 9, 2005

Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0407
450 Fifth Street, N.W.
Washington, DC 20549-0407

Re:	Protein Design Labs, Inc. Registration Statement on Form S-3 Registration No. 333-123958

Dear Mr. Riedler:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Protein Design Labs, Inc. (the "Company") hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Thursday, August 11, 2005, or as soon thereafter as practicable.

        The Company also hereby requests that a written order verifying the effective date be sent by express mail.

        The Company hereby acknowledges that:

    •
    should the U.S. Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •
    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •
    the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you very much for your assistance. If you should have any questions, please feel free to contact Josh Rosenfeld of DLA Piper Rudnick Gray Cary US LLP, counsel to Protein Design Labs, Inc., at (415) 836-2539.

Very truly yours,
PROTEIN DESIGN LABS, INC.
/s/ GLEN Y. SATO Glen Y. Sato Senior Vice President and Chief Financial Officer
cc:
Josh Rosenfeld, DLA Piper Rudnick Gray Cary US LLP